JPMORGAN TRUST I

270 PARK AVENUE

NEW YORK, NEW YORK 10017

VIA EDGAR

July 9, 2013

Vincent J. Di Stefano

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	JPMorgan Trust I (the “Trust”); File Nos. 33-103022; 811-21295 – Post-Effective Amendment No. 269

Dear Mr. Di Stefano:

This letter is in response to the comments you provided with respect to the JPMorgan Alternative Strategies Fund (the “Fund”) on July 1, 2013. The Trust’s responses to your comments are set forth below. We will incorporate the changes referenced below into the Trust’s Registration Statement in a filing made pursuant to Rule 485(b) of the Securities Act of 1933, which will become automatically effective on August 1, 2013 pursuant to the Rule.

Fee Table

1.	Comment: Footnote 2 to the Fee Table states that the Fund’s adviser, administrator and distributor (the “Service Providers”) have agreed to waive and/or reimburse expenses in certain instances. If the Service Providers have the ability to recoup any such waivers and/or reimbursements, please add appropriate disclosure to the footnote disclosing this fact.

Response: The Trust confirms that the Service Providers do not have the ability to recoup waivers and/or reimbursements made pursuant to and in accordance with such contract.

Main Investment Strategies

2.

Comment: The prospectus indicates that the Fund “may invest in a broad range of alternative or non-traditional asset classes and strategies which include: market neutral, merger arbitrage, long/short strategies, commodities, real estate, inflation-protected investments or strategies, high yield (junk bonds), loan assignments and participations (Loans) and emerging markets.” Please confirm that the Risk/Return Summary identifies all of the alternative and non-traditional asset classes and strategies that the Fund intends to use as part of its principal investment strategy.

Response: The Fund confirms that the Risk/Return Summary identifies the types of alternative and non-traditional asset classes and strategies that the Fund intends to use as part of its principal investment strategies.

3.	Comment: The prospectus indicates that the Fund seeks to provide enhanced risk-adjusted returns. Please add disclosure concerning what is meant by “risk-adjusted” returns?

Response: The reference to “risk-adjusted” will be deleted and the applicable sentence in the prospectus will be revised as follows:

The Fund seeks to manage volatility in the overall portfolio by allocating its assets across these asset classes and strategies and by considering future return expectations versus the anticipated risk level for specific investments.

4.	Comment: Does the Fund utilize a market capitalization strategy? If so, please disclose the market capitalization strategy and any associated risks such as mid cap company risk or small cap company risk.

Response: The Fund does not employ a specific market capitalization strategy. Small cap and mid cap company risks are not principal risks of the Fund.

Performance Table

5.	Comment: The bar chart is missing information for 2012. Please confirm that such information will be added in a subsequent filing.

Response: The Fund confirms that performance information will be included in a filing made pursuant to Rule 485(b).

More About the Funds

6.	Comment: The disclosure under Additional Investment Strategies indicates that the Fund may invest in a wholly-owned subsidiary that in turn invests in commodity-related investments. Confirm in correspondence whether the Cayman Islands subsidiary currently exists.

Response: The Cayman Islands subsidiary does not currently exist.

In connection with your review of the Post-Effective Amendments No. 269 filed by the Trust on May 17, 2013, the undersigned hereby acknowledges on behalf of the Trust that: (1) the Trust is responsible for the adequacy and the accuracy of the disclosure contained in the filings; (2) comments of the staff of the Securities and Exchange Commission (“Staff”), if any, or changes to disclosure in Response to Staff comments, if any, in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing made; and (3) the Trust may not assert Staff comments, or lack thereof, as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004, release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (614) 901-1410.

Sincerely,

/s/ Jessica K. Ditullio
Jessica K. Ditullio
Assistant Secretary

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